Filed by Exelon Corporation

(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

The following is a transcript of a video of a discussion of post-merger integration issues by the Exelon and Constellation integration team leaders that was made available to employees of Exelon on June 8, 2011.

EXELON

CONSTELLATION ENERGY

INTEGRATION

INFORMATION

Integration Kickoff

Part 1

Steve Woerner, Chief Integration Officer, Constellation

Ron DeGregorio, Chief Integration Officer, Exelon

Transcribed by:

Robin C. Comotto, Notary Public

(Recording begins.)

[Question posed: What was the Integration Kickoff?]

MR. WOERNER: In Baltimore, this week, we had the team leaders and their teams that have been named to be part of the integration process, we had them all here in Baltimore for what we call the Integration Kickoff. This served as the kickoff of the first phase, and the first phase is the analysis phase, where both companies are going to go through an organized process to understand each other, at the functional and business unit level, so that, at later phases, we can start to build what will become the new company.

MR. DEGREGORIO: And I think Steve and I kind of educated the teams with our project management organization around the overall process, and then gave them some specific work to help us validate the baseline work that had been done previously without the input from both companies together. So it was kind of neat. It was a little bit of a team building activity and it gave us a chance to reinforce the behaviors that we expect — teamwork, and collaboration, and such.

[Question posed: What was the message from Mayo Shattuck and Chris Crane to the group?]

MR. WOERNER: Much of the information that Chris and Mayo shared with the organization was the overview of the deal that we’ve already seen before, but the important parts for this team were the importance of the integration process and how to follow this process while keeping our respective organizations focused on running business, day in and day out.

MR. DEGREGORIO: I think they reinforced, as well, the behaviors that we expect — that the teams work together, that this is expected to be truly a merger, and that we really look to find the best practices, whether they exist in PECO, or ComEd, or BGE, or Constellation, or Power Team with Exelon. They really reinforce this kind of teamwork and collaborative behavior. And it was neat to see both of them up there kind of complementing each other in that regard, as well.

[Question posed: How would you define our integration philosophy?]

MR. WOERNER: We simplify it by saying we only have one chance to do this and we want to do it right. So it really starts with that foundation of mutual respect, to understand both companies operate very successfully. What are the details behind that that enable those companies to be successful — make sure we fully understand those so we can bring the best value forward. But the kernel is that respect for the individuals involved.

MR. DEGREGORIO: And I’d just add — I agree fully with Steve but I’d add, as well, having good communications with all of our stakeholders, right? I mean, there’s an external piece with the regulatory approvals and such but there’s an internal piece. This is a lot of change for our employees, change for the good in many ways, but change, nonetheless. And so we want to have good communications throughout the organization, using different media and continue to update people, as we go through this long process, keep them informed.

(Recording ends.)